UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.

(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street

P.O. Box 15067

Matam, Haifa 3190500, Israel

+972 (4) 865-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                   No ☒

ZIM Integrated Shipping Services Ltd. (hereinafter, the "Company") is hereby announcing the results of the Special Shareholders’ Meeting (the “Meeting”) held on April 30, 2026, at 4:00 p.m. Israel time, at the Company’s offices in Haifa, Israel. At the meeting 58,863,775 shares of the Company, represented by proxy, were present, constituting 48.84% of the outstanding shares of the Company, therefore the quorum requirement set forth in the Company’s articles of association was met in respect of the Meeting. The following is a tabular summary of the voting on the items on the agenda for the Meeting:

(1)	Merger Agreement Proposal

For	Against	Abstain	% Votes Cast	Approved (Y/N)
57,215,733	1,546,951	101,091	97.36%	Y

(1)a Parent Affiliate – Shareholders who confirmed that they are NOT affiliates of the buyer.

For	Against	Abstain	% Votes Cast
53,884,355	2,950,481	0	94.80%

The proposal in item #1 was approved.

(2)a Retention Bonus Proposal for 13 Office Holders of ZIM:

For	Against	Abstain	% Votes Cast	Approved (Y/N)
48,122,968	7,664,499	3,076,308	86.26%	Y

The proposal in item #2(a) was approved.

(2)b Retention Bonus Proposal for ZIM’s President and Chief Executive Officer:

For	Against	Abstain	% Votes Cast	Approved (Y/N)
32,596,668	23,175,572	3,091,535	58.44%	Y

The proposal in item #2(b) was approved.

(3)	Compensation Policy Proposal

For	Against	Abstain	% Votes Cast	Approved (Y/N)
19,180,368	36,259,519	3,423,888	34.59%	N

The proposal was NOT approved.

Therefore, proposed resolutions 1, 2a, and 2b were APPROVED, and proposed resolution 3 was NOT APPROVED.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP, General Counsel and Corporate Secretary

Date: April 30, 2026